

July 16, 2021

Kathleen P. Bloch
Chief Financial Officer
CytoSorbents Corporation
7 Deer Park Drive, Suite K
Monmouth Junction, New Jersey 08852

> **Re: CytoSorbents Corporation**
> **Registration Statement on Form S-3**
> **Filed July 14, 2021**
> **File No. 333-257910**

Dear Ms. Bloch:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     David C. Schwartz, Esq.